Exhibit 99.2

Gorilla Technology Group Inc. and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2025 (Unaudited and unreviewed) and 2024 (Audited)

TABLE OF CONTENTS

Page
Consolidated Balance Sheets	2 - 3
Consolidated Statements of Comprehensive Income (Loss)	4
Consolidated Statements of Cash Flows	5

Consolidated Balance Sheets

(Expressed in United States dollars)

	As of
	December 31, 2025	December 31, 2024
Items	(Unaudited and Unreviewed)	(Audited)
Assets
Current assets
Cash and cash equivalents	$99,532,115	$21,699,202
Financial assets at fair value through profit or loss ("FVTPL”)	1,000	1,000
Restricted deposits	5,298,442	15,773,099
Accounts receivable, net	54,141,591	25,670,157
Other receivables, net	390,619	432,696
Unbilled receivables	57,853,030	34,306,195
Inventories	-	5,199
Prepayments	15,887,823	28,632,212
Other current assets	173,410	151,816
Total current assets	233,278,030	126,671,576

Non-current assets
Property and equipment	15,749,411	14,939,143
Right-of-use assets	622,570	505,345
Intangible assets	2,432,278	2,931,661
Deferred tax assets, net	11,938,173	6,938,213
Prepayments	204,020	315,304
Financial assets at FVTPL	4,500,000	-
Other non-current assets	2,690,097	1,494,740
Total non-current assets	38,136,549	27,124,406
Total assets	$271,414,579	$153,795,982

(Continued)

Consolidated Balance Sheets

(Expressed in United States dollars)

	As of
	December 31, 2025	December 31, 2024
Items	(Unaudited and Unreviewed)	(Audited)
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	$9,427,501	$15,073,458
Long-term borrowings, current portion	963,878	1,972,371
Accounts and other payables	46,042,759	28,490,211
Lease liabilities	318,230	210,448
Stock warrant liabilities	241,006	20,082,272
Unearned revenue	1,305,644	273,227
Provisions	124,441	37,673
Income tax liabilities	11,588,564	9,028,829
Other current liabilities	134,279	142,796
Total current liabilities	70,146,302	75,311,285
Non-current liabilities
Long-term borrowings	3,404,363	4,372,188
Lease liabilities	537,297	579,699
Guarantee deposits liabilities	504,990	364,047
Provisions	89,006	22,013
Deferred tax liabilities	652,782	42,897
Total non-current liabilities	5,188,438	5,380,844
Total liabilities	75,334,740	80,692,129
Equity
Share capital	26,356	19,443
Capital surplus	359,074,487	254,585,267
Accumulated deficit	(159,515,327)	(148,238,729)
Foreign currency translation reserve	(1,400,403)	(55,500)
Treasury shares at cost	(2,105,274)	(33,206,628)
Equity attributable to owners of the parent	196,079,839	73,103,853
Total equity	196,079,839	73,103,853
Total liabilities and equity	$271,414,579	$153,795,982

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in United States dollars)

	Years ended December 31
	2025	2024
Items	(Unaudited and Unreviewed)	(Audited)
Revenues, net	$101,360,657	$74,674,030
Cost of revenues	(67,484,636)	(37,365,807)
Gross profit	33,876,021	37,308,223
Operating expenses:
Selling and marketing expenses	(1,613,853)	(1,092,977)
General and administrative expenses	(19,835,553)	(12,410,485)
Research and development expenses	(3,070,698)	(2,110,195)
Expected credit losses	(862,634)	(897,170)
Foreign currency exchange losses, net	(21,018,528)	(27,799,084)
Fair value measurement of financial instruments, net	(1,039,329)	(59,540,069)
Other gains (losses), net	(103,913)	32,356
Restructuring costs	-	(432,774)
Total operating expenses	(47,544,508)	(104,250,398)
Operating loss	(13,668,487)	(66,942,175)
Non-operating income and expenses:
Interest income	3,277,048	1,569,253
Finance costs	(543,808)	(732,508)
Total non-operating income	2,733,240	836,745
Loss before income tax	(10,935,247)	(66,105,430)
Income tax (expense) benefit	(341,351)	1,310,814
Loss	(11,276,598)	(64,794,616)
Other comprehensive loss
Components of other comprehensive loss that may not be reclassified to profit or loss
Remeasurement of defined benefit plans	-	(44,804)
Components of other comprehensive loss that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(1,344,903)	(1,010,518)
Other comprehensive loss, net of tax	(1,344,903)	(1,055,322)
Total comprehensive loss	$(12,621,501)	$(65,849,938)

Loss per share
Basic	$(0.51)	$(6.13)
Diluted	$(0.51)	$(6.13)
Weighted average number of shares used in computing loss per share
Basic	22,250,495	10,565,835
Diluted	22,250,495	10,565,835

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

	Years ended December 31,
	2025	2024
	(Unaudited and Unreviewed)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	$(10,935,247)	$(66,105,430)
Adjustments to reconcile loss to net cash used in operating activities:
Expected credit losses	862,634	897,170
Depreciation expenses	753,406	574,121
Amortization expenses	560,273	821,201
Gain on disposal of property and equipment	-	(656)
Share-based payment expenses	271,050	749,572
Share-based compensation expenses	4,768,696	201,908
Interest expense	543,808	732,508
Interest income	(3,277,048)	(1,569,253)
Unrealized foreign currency exchange losses, net	20,206,577	22,397,898
Write-back of accounts and other payables	(11,976)	-
Fair value measurement of financial instruments, net	1,039,329	59,540,069
Expenses on investment in rent-a-captive company	-	46,146
Changes in working capital
Changes in working capital assets
Unbilled receivables	(106,858,689)	(68,321,552)
Accounts receivable, net	30,863,543	25,548,022
Inventories	5,362	17,917
Prepayments	14,639,212	(21,002,839)
Other receivables	(4,250)	(200,520)
Other assets	(1,105,378)	438,962
Changes in working capital liabilities
Unearned revenue	1,015,192	165,624
Notes payable	-	(564)
Accounts and other payables	17,029,808	14,649,204
Provisions	147,038	(72,771)
Other liabilities	(52,975)	417,229
Guarantee deposits liabilities	123,718	-
Cash flows used in operations	(29,415,917)	(30,076,034)
Interest received	3,326,767	1,450,168
Interest paid	(577,343)	(958,123)
Income tax paid	(2,257,592)	(65,993)
Net cash used in operating activities	(28,924,085)	(29,649,982)
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in financial assets at FVTPL	(4,000,000)	(588,600)
Convertible loan to Astrikos AI	(500,000)
Dividend distribution from financial assets at FVTPL	-	1,536,555
Acquisition of property and equipment	(615,498)	(542,559)
Proceeds from disposal of property and equipment	-	1,650
Acquisition of intangible assets	(54,987)	(913,313)
Proceeds from restricted deposits	20,432,716	18,068,962
Investment in restricted deposits	(9,537,906)	-
Increase in guarantee deposits	-	(925,861)
Net cash flows from investing activities	5,724,325	16,636,834
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	14,726,255	10,259,577
Repayments of short-term borrowings	(21,066,547)	(7,737,059)
Repayments of long-term borrowings	(2,289,408)	(1,775,257)
Principal repayment of lease liabilities	(263,079)	(175,653)
Repayments of loan from shareholders	-	(3,000,000)
Acquisition of treasury stock	(3,503,403)	(3,626,488)
Proceeds from exercise of stock options	72,283	-
Proceeds from issuance of preferred shares and stock warrants	75,765,677	22,740,625
Proceeds from issuance of ordinary shares	44,274,055	11,290,005
Payment of share issuance costs	(6,524,746)	-
Net cash flows from financing activities	101,191,087	27,975,750
Effect of foreign exchange rate changes	(158,414)	1,429,743
Net increase in cash and cash equivalents	77,832,913	16,392,345
Cash and cash equivalents at beginning of year	21,699,202	5,306,857
Cash and cash equivalents at end of year	$99,532,115	$21,699,202